MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

                                         December 15, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pioneer Series Trust V

Post-Effective Amendment to Registration Statement on Form N-1A

File Nos. 333-129005; 811-21823

Ladies and Gentlemen:

This letter is to respond to comments we received from Ms. Lisa Larkin of the Staff of the Division of Investment Management of the Securities and Exchange Commission regarding Post-Effective Amendment No. 49 to the Registration Statement on Form N-1A of Pioneer Series Trust V (the “Registrant”), with respect to its series Pioneer Global Sustainable Equity Fund (the “Fund”). Following are the Staff’s comments and the Registrant’s responses thereto. Attached to the response as Appendix A is a redline of disclosure revised in response to a comment from the Staff.

1.	Comment:	The Staff noted that the Fund has adopted a policy to invest “at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in securities of issuers that the adviser believes adhere to the Fund’s ESG criteria.” The Staff requested that the Registrant explain in its response how the Fund’s existing portfolio changed in connection with the adoption of such 80% investment policy—for example, were certain investments sold, or were there types of investments that the Fund historically made that it no longer makes. The Staff also requested that the Registrant clarify how the Fund’s investments are consistent with the 80% investment policy, and noted, as an example, that according to the Fund’s most recent Form N-CSR for the fiscal year ended August 31, 2022, the Fund held 3.03% of its assets in securities issued by Occidental Petroleum Corp.

	Response:	The Registrant notes that the Fund’s adoption of the 80% investment policy was consistent with how the Fund has been managed historically, and confirms that no change to the Fund’s portfolio was required in connection with the adoption of such 80% investment policy. Thus, no investments were sold in order to comply with the 80% investment policy, and there were no types of investments that the Fund historically made that it no longer makes. One investment was sold due to the additional investment strategies focused on ESG considerations, however. The Registrant also confirms that all of the Fund’s current investments are consistent with the 80% investment policy. The Registrant notes that, for purposes of the 80% investment policy, “ESG criteria” is defined as the exclusion of investments issued by companies significantly involved in the production of tobacco products and controversial military weapons, consisting of cluster weapons, anti-personnel mines, nuclear weapons, and biological and chemical weapons, and the operation of thermal coal mines. Consistent with the 80% investment policy, the Fund does not invest in such companies. The Registrant notes that the adviser has determined that Occidental Petroleum Corp. is not significantly involved in the activities identified in the definition of “ESG criteria” as noted above. The Registrant notes that the Fund’s investments, including Occidental Petroleum Corp., are also consistent with the adviser’s ESG analysis, as described in the prospectus.

2.	Comment:	The Staff requested that the Registrant delete the phrase “the adviser believes” from the 80% investment policy described in comment #1, noting that the adviser’s belief is implicit in the 80% investment policy and does not need to be stated.

	Response:	The Registrant acknowledges that the adviser’s belief is implicit in the 80% investment policy and, accordingly, will revise the disclosure to delete the phrase “the adviser believes” from the 80% investment policy.

3.	Comment:	The Staff noted that the Registrant states that, for purposes of the 80% investment policy described in comment #1, “ESG criteria” is defined as the exclusion of investments issued by companies significantly involved in the production of, among other things, “cluster weapons” and “anti-personnel mines.” The Staff requested that the Registrant add to the disclosure plain English definitions of “cluster weapons” and “anti-personnel mines.”

	Response:	The Registrant will revise the disclosure referenced by the Staff as follows:

“For purposes of the 80% investment policy, “ESG criteria” is defined as the exclusion of investments issued by companies significantly involved in the production of tobacco products and controversial military weapons, consisting of cluster weapons (a form of air-dropped or ground-launched explosive weapon that releases or ejects smaller submunitions), anti-personnel mines (a form of mine designed to be detonated by the presence or contact of a human), nuclear weapons, and biological and chemical weapons, and the operation of thermal coal mines.”

4.	Comment:	The Staff noted that the Registrant states that the minimum percentage of net assets invested by the Fund in issuers located outside of the United States is the lesser of (a) 40% or (b) the percentage of the MSCI World NR Index that is represented by non-U.S. issuers from time to time minus 10 percentage points. The Staff noted that it did not agree with the 10 percentage point buffer indicated in the Fund’s test, and requested that the Registrant change the buffer to a 5 percentage point buffer.

	Response:	The Registrant will revise the disclosure referenced by the Staff to state that the minimum percentage of net assets invested in issuers located outside of the United States is the lesser of (a) 40% or (b) the percentage of the MSCI World NR Index that is represented by non-U.S. issuers from time to time minus 5 percentage points.

5.	Comment:	The Staff requested that the Registrant confirm that Acquired Fund Fees and Expenses, if any, are not estimated to exceed 0.01% of average net assets, or revise the fee table to reflect Acquired Fund Fees and Expenses, as applicable.

	Response:	The Registrant confirms that Acquired Fund Fees and Expenses, if any, are not estimated to exceed 0.01% of average net assets.

6.	Comment:	The Staff noted that the Registrant states that the Fund “may invest up to 20% of its total assets in debt securities, including up to 5% of its net assets in below investment grade debt securities (known as “junk bonds”), and cash and cash equivalents.” The Staff requested that (a) the Registrant revise the disclosure to clarify if such investments can include investments in debt securities of issuers that do not adhere to the Fund’s ESG criteria, and (b) the Registrant revise the disclosure to clarify in what other types of debt securities the Fund can invest, in addition to the 5% of net assets in below investment grade debt securities, and cash and cash equivalents.

	Response:	The Registrant will revise the disclosure to state that “subject to the Fund’s 80% investment policy, the Fund may invest up to 20% of its total assets in debt securities. Generally, the Fund acquires investment grade debt securities, but the Fund may invest up to 5% of its net assets in below investment grade debt securities (known as “junk bonds”), and cash and cash equivalents.”

7.	Comment:	The Staff noted that the Registrant states that the adviser evaluates ESG-related risks as part of its research recommendations and integrates ESG analysis into its investment process, in addition to excluding investments based on the Fund’s ESG criteria, and that environmental assessment categories typically include, among other things, “environmental opportunities.” The Staff requested that the Registrant revise the disclosure to clarify what is meant by “environmental opportunities.”

	Response:	The Registrant will revise the disclosure to delete the reference to “environmental opportunities.”

8.	Comment:	The Staff noted that the Registrant states that the adviser employs ESG ratings provided by third parties or internal sources in its ESG analysis. The Staff requested that the Registrant identify in the principal investment strategies disclosure the provider or providers that the adviser intends to use. The Staff requested that the Registrant briefly summarize each provider’s criteria or methodology in the principal investment strategies disclosure. The Staff also requested that the Registrant consider any related principal risks to the Fund’s use of third party data providers since the criteria used by the providers can differ significantly.

	Response:	The Registrant will add disclosure stating that:

“The adviser currently obtains third party ESG ratings information from MSCI Inc. MSCI ESG ratings aim to measure a company’s resilience to long-term, financially relevant ESG risks. MSCI identifies material risks and opportunities for an industry through a quantitative model that looks at ranges and average values for externalized impacts such as carbon intensity, water intensity, and injury rates. Key issues are assigned to each industry and company and scored. To arrive at a final ESG rating, the weighted average of individual key issue scores is normalized relative to ESG rating industry peers.”

The Registrant notes that the “ESG risk” factor currently includes a statement that “in considering ESG factors, the Fund’s adviser may use third party ESG ratings information that it believes to be reliable, but such information may not be accurate or complete, or may be biased,” and that no additional disclosure is required.

9.	Comment:	The Staff requested that the Registrant revise the disclosure to: (a) describe the adviser’s due diligence practices in applying its own screening criteria to portfolio companies (e.g., does the adviser perform its own independent analysis of issuers or does it rely exclusively on third party data); (b) explain whether the Fund’s ESG criteria are applied to every investment the Fund makes or only to some of the Fund’s investments; and (c) explain whether ESG is the exclusive factor considered by the adviser in making investments or whether it is one of several factors.

	Response:	The Registrant notes that the disclosure currently describes in detail the adviser’s process in selecting investments, including with respect to the integration of ESG analysis into the adviser’s investment process. The Registrant will revise the disclosure to clarify that: (a) “in addition to making its own ESG evaluations through, among other things, the analysis of issuer disclosures and public information, the adviser also employs ESG ratings provided by third parties or internal sources;” (b) “subject to the 80% investment policy, the Fund may invest in securities of issuers that do not adhere to the Fund’s ESG criteria;” and (c) “in selecting securities to buy and sell, the adviser considers ESG factors along with the other investment-related factors discussed herein.”

10.	Comment:	The Staff requested that the Registrant confirm in its response that the Rule 485(b) filing with respect to the Fund will include the Fund’s financial highlights for the fiscal year ended August 31, 2022.

	Response:	The Registrant confirms that the Rule 485(b) filing with respect to the Fund will include the Fund’s financial highlights for the fiscal year ended August 31, 2022.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

Appendix A

Principal investment strategies

Normally, the fund invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in equity securities of issuers located throughout the world. Derivative instruments that provide exposure to such securities or have similar economic characteristics may be used to satisfy the fund’s 80% policy. The fund’s principal focus is on companies that exhibit solid fundamental characteristics and are underappreciated by the market. The fund may invest in securities of any market capitalization, and in securities in any industry or market sector. The fund may invest in both developed and emerging markets without limit. The fund may invest in initial public offerings of equity securities.

The investment adviser seeks to identify companies with sustainable business models, including by evaluating environmental, social and governance (ESG) practices. In keeping with this focus, the fund applies ESG criteria to its investments. Under normal circumstances, the fund invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in securities of issuers that ~~the adviser believes~~ adhere to the fund’s ESG criteria.

For purposes of the 80% investment policy, “ESG criteria” is defined as the exclusion of investments issued by companies significantly involved in the production of tobacco products and controversial military weapons, consisting of cluster weapons (a form of air-dropped or ground-launched explosive weapon that releases or ejects smaller submunitions), anti-personnel mines (a form of mine designed to be detonated by the presence or contact of a human), nuclear weapons, and biological and chemical weapons, and the operation of thermal coal mines. To the extent possible on the basis of information available to the adviser, an issuer will be deemed to be significantly involved in an activity if it derives more than 10% of its gross revenues from such activities.

Normally, the fund invests at least a minimum percentage of its net assets in issuers located outside of the United States. The minimum percentage is the lesser of (a) 40% or (b) the percentage of the MSCI World NR Index that is represented by non-U.S. issuers from time to time minus ~~10~~ 5 percentage points. For example, if non-U.S. issuers represent ~~45~~ 42% of the MSCI World NR Index, the minimum percentage is ~~35~~ 37% and in that case the fund will normally invest at least ~~35~~ 37% of its net assets in issuers located outside of the U.S. Notwithstanding the foregoing, if the minimum percentage determined as described above is more than 30%, the minimum percentage may be reduced to 30% for so long as market conditions for these investments or in specific foreign markets are deemed unfavorable by the adviser. For the purposes of satisfying this policy, the fund may invest in derivative instruments that provide exposure to such non-U.S. issuers or have similar economic characteristics. Non-U.S. issuers are issuers that are organized under the laws of a country outside of the United States, issuers with a principal office located in a country outside of the United States, issuers that derive at least 50% of their gross revenues or profits from goods or services produced in a country outside of the United States or sales made in a country outside of the United States, or issuers that have at least 50% of their assets in a country outside of the United States.

For purposes of the fund’s investment policies, equity securities include common stocks and other equity instruments, such as funds that invest primarily in equity securities, depositary receipts, warrants, rights and preferred stocks.

Subject to the 80% investment policy, the fund may invest in securities of issuers that do not adhere to the fund’s ESG criteria.

Subject to the fund’s 80% investment policy, the ~~The~~ fund may invest up to 20% of its total assets in debt securities, and cash and cash equivalents. Generally, the fund acquires investment grade debt securities, but the fund may invest ~~including~~ up to 5% of its net assets in below investment grade debt securities (known as “junk bonds”)~~, and cash and cash equivalents~~.

The fund may purchase and sell forward foreign currency exchange contracts in non-U.S. currencies in connection with its investments, including as a means of managing relative currency and country exposure. The fund may also use derivatives, including stock index futures and options and futures on equity-based volatility indices, for a variety of other purposes, including: in an attempt to hedge against adverse changes in the market price of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to attempt to increase the fund’s return as a non-hedging strategy that may be considered speculative; to manage portfolio characteristics; and as a cash flow management technique. The fund may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations.

The fund integrates a top-down view of the global macro-economic landscape with fundamental, bottom up, equity analysis. The investment process combines the skill of the adviser’s macroeconomic analyst and fundamental equity research teams in a rigorous risk adjusted portfolio construction process. Using this investment style, and considering ESG factors, the investment adviser seeks to invest in those issuers that have above average potential for sales and earnings growth that are also trading at attractive market valuations. In selecting stocks, the adviser employs fundamental research and an evaluation of the issuer based on its financial statements and operations. The adviser relies on the knowledge, experience and judgment of its staff and the staff of its affiliates who have access to a wide variety of research. The adviser focuses on the quality and valuation of issuers and securities. The adviser generally sells a portfolio security when it believes that the issuer no longer offers the potential for above average earnings and sales growth. The adviser makes that determination based upon the same criteria it uses to select portfolio securities.

In selecting securities to buy and sell, the adviser considers ESG factors along with the other investment-related factors discussed herein. In selecting securities, the adviser focuses on companies with sustainable business models. A company may demonstrate a sustainable business model by having a durable competitive and financial position expected to continue to create shareholder value, and offering products and services through ethical and sound business practices and the responsible use of resources. The adviser evaluates ESG-related risks as part of its research recommendations and integrates ESG analysis into its investment process, in addition to excluding investments based on the fund’s ESG criteria. Environmental assessment categories typically include climate change, natural resource use~~,~~ and waste management ~~and environmental opportunities~~. Social assessment categories typically include human capital, product safety and social opportunities (social opportunities include access to health care, and nutritional, health-related, financial and educational programs). Governance assessment categories typically include corporate governance, business ethics and government and public policy.

In addition to making its own ESG evaluations through, among other things, the analysis of issuer disclosures and public information, the adviser also ~~The adviser~~ employs ~~a comprehensive system of~~ ESG ratings provided by third parties or internal sources. When evaluating issuers for these purposes, the adviser considers ESG information in the context of an issuer’s respective sector or industry. The adviser considers these ratings in making ESG evaluations, including in seeking to avoid investing in companies that present the most ESG risk, as indicated by the ratings. The adviser currently obtains third party ESG ratings information from MSCI Inc. MSCI ESG ratings aim to measure a company’s resilience to long-term, financially relevant ESG risks. MSCI identifies material risks and opportunities for an industry through a quantitative model that looks at ranges and average values for externalized impacts such as carbon intensity, water intensity, and injury rates. Key issues are assigned to each industry and company and scored. To arrive at a final ESG rating, the weighted average of individual key issue scores is normalized relative to ESG rating industry peers.

ESG-related concerns in one area might not automatically eliminate an issuer from being an eligible investment for the fund. Subject to the fund’s 80% policy, the adviser may consider whether an issuer’s ESG policies or practices are improving in making ESG evaluations.